Exhibit 99.1

Spansion Inc. and Saifun Semiconductors Announce Amendment to Merger Agreement

Cash Distribution Increased to $6.05 Per Share

SUNNYVALE, CA – December 13, 2007 – Spansion Inc. (NASDAQ: SPSN), the world’s largest pure-play provider of Flash memory solutions, and Saifun Semiconductors Ltd. (NASDAQ: SFUN), a provider of intellectual property solutions for the non-volatile memory (NVM) market, today announced that the boards of directors of each of Spansion and Saifun have approved, and Spansion and Saifun have executed, an amendment to their merger agreement providing for an approximately $31.4 million increase in the cash distribution, which would result in a cash distribution of approximately $6.05 per share in cash based on Saifun’s current capitalization. The cash distribution will be funded solely from Saifun’s existing cash on hand prior to or on the closing of the transaction. The exchange ratio that each outstanding share of Saifun common stock would receive in the merger remains 0.7429 shares of Spansion common stock. In connection with this amendment, Saifun will send to Saifun shareholders and file with the Securities and Exchange Commission additional solicitation materials.

“We are very excited about this transaction as the combined company will be well positioned for future growth. Additionally, with the cash that will be acquired in the transaction, the combined company will be capitalized to further leverage Saifun’s licensing business,” said Bertrand Cambou, president and CEO of Spansion Inc. “We also feel it is appropriate in this environment that Saifun shareholders receive a higher cash distribution.”

The special general meeting of Saifun shareholders called to obtain the shareholder approval necessary to complete the merger and all transactions contemplated under the amended merger agreement including the increased cash distribution will be held, as originally scheduled, on December 20, 2007 at 4:00 p.m. Israel time. The record date for Saifun shareholders entitled to attend and vote at the Saifun special general meeting remains November 11, 2007. Saifun notes that shareholders that have previously voted may either change their vote as a result of the amendment, or decide to leave their original vote unchanged, in which case their vote shall be seemed to refer to the amended merger agreement which includes the increased cash distribution amount as detailed above.

The merger remains subject to satisfaction of customary closing conditions that include Israeli court approval, regulatory approvals and the Saifun shareholders’ approval, and is expected to close in the first quarter of 2008.

Saifun shareholders are reminded that their vote is very important. Any shareholder who has not yet voted is urged to vote FOR the approval of the merger agreement as amended, the merger and the transactions the amended merger agreement contemplates, including the increased cash distribution. Saifun shareholders are advised that if they have any questions or need any assistance in the voting of their shares or if they need additional copies of Saifun’s proxy materials, they should contact Saifun’s proxy solicitor, Innisfree M and A Incorporated, toll-free at 888-750-5834 (U.S. and Canada) or 00800 7710 9971 (Europe and Israel).

Additional Information About the Merger and Where to Find It

Saifuin has filed a Form 6-K with the SEC containing a definitive proxy statement and other relevant materials in connection with the proposed merger. On or about November 13, 2007, the definitive proxy statement was mailed to Saifun shareholders of record as of the close of business on November 11, 2007. Saifun securityholders are urged to read the definitive proxy statement and the other relevant materials because they contain, among other things, important information about the merger, the merger agreement, the cash distribution and the special general meeting of Saifun shareholders, as well as important information about Saifun and Spansion. The definitive proxy statement and other relevant materials, and any other documents filed by Spansion or Saifun with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Spansion by contacting Spansion Investor Relations, Bob Okunski, (408) 616-1117. Investors and security holders may obtain free copies of the documents filed with the SEC by Saifun by contacting KCSA Worldwide, Lee Roth, (212) 896-1209.

Cautionary Statement

Statements contained in this press release that are not historical facts, including statements regarding the consummation of the transaction, and the timing thereof, the expected benefits of the transaction, the future market for the companies’ products, future financial and operating results,  plans, objectives, expectations and intentions, including plans with respect to future products, are forward-looking statements as that item is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are inherently subject to risks and uncertainties that could cause actual results to differ materially from these forward-looking statements. Many of these risks and uncertainties cannot be predicted with accuracy and some might not even be anticipated. Some of the factors that could significantly impact the forward-looking statements in this press release include the ability to obtain regulatory and other approvals of the transaction on the proposed terms and schedule; the risk that the businesses will not be integrated successfully; the risk that any synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers, the risk that Saifun’s business may not perform as expected, risks related to IP litigation involving either party and other risks, some of which are discussed in the companies’ reports filed with the Securities and Exchange Commission under the caption Risk Factors and elsewhere. Any forward-looking statement is qualified by reference to these risks and factors. These risks and factors are not exclusive, and the companies undertake no obligation to publicly update or revise any forward- looking statements to reflect events or circumstances that may arise after the date of this release except as required by law. Additional information regarding these and other factors is contained in the companies’ SEC filings, including, without limitation, Spansion’s Form 10-K for its fiscal year ended December 31, 2006, and its Form 10-Qs for the fiscal quarters ended September 30, 2007, July 1, 2007 and April 1, 2007, Saifun’s Form 20-F for the year ended December 31, 2006 and Saifun’s forms 6-K. The companies’ filings are available from the Securities and Exchange Commission or may be obtained on Spansion’s website at www.spansion.com and Saifun’s website at www.saifun.com, as applicable.

About Spansion

Spansion (NASDAQ: SPSN) is a leading Flash memory solutions provider, dedicated to enabling, storing and protecting digital content in wireless, automotive, networking and consumer electronics applications. Spansion, previously a joint venture of AMD and Fujitsu, is the largest company in the world dedicated exclusively to designing, developing, manufacturing, marketing and selling Flash memory solutions. For more information, visit www.Spansion.com.

Spansion(R), the Spansion logo, MirrorBit(R), MirrorBit(R) Eclipse(TM), ORNAND(TM), ORNAND 2(TM), HD-SIM(TM) and combinations thereof, are trademarks of Spansion LLC in the U.S. and other countries. Other names used are for informational purposes only and may be trademarks of their respective owners.

About Saifun

Saifun is a provider of intellectual property (IP) solutions for the non-volatile memory (NVM) market. The company’s innovative Saifun NROM® technology allows semiconductor manufacturers to deliver high performance, reliable products at a lower cost per megabit, with greater storage capacity, using a single process for all NVM applications. Saifun licenses its IP to semiconductor manufacturers who use this technology to develop and manufacture a variety of stand-alone and embedded NVM products. These include Flash memory for the telecommunications, consumer electronic, networking and automotive markets. Among the companies currently licensing Saifun NROM technology are Macronix International, NEC Electronics, Semiconductor Manufacturing International Corporation, Sony Corporation, Spansion, and Tower Semiconductor.

For more information, please contact:

Investor Contact Spansion:
Bob Okunski
Bob.okunski@spansion.com
408.616.1117

Investor Contact Saifun:
Lee Roth, KCSA Worldwide
lroth@kcsa.com

Media Contact:
Michele Landry
michele.landry@Spansion.com
408.616.1170